SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
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                                    FORM 425

                         Pursuant to Rule 425 under the
                             Securities Act of 1933




                              AVIATION GROUP, INC.
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             (Exact name of registrant as specified in its charter)

           TEXAS                          O-10124                75-2631373
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(State or other jurisdiction of    (Commission File Number)    (IRS Employer
incorporation or organization)                               Identification No.)



700 N. Pearl Street, Suite 2170
         Dallas, Texas                                             75201
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(Address of principal executive offices)                         (Zip Code)


Registrant's telephone number, including area code  (214) 922-8100.

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

     Set forth below is the text of the Press Release dated June 29, 2000.

travelbyus.com
FOR IMMEDIATE RELEASE

                 Aviation Group Files Registration Statement for
                  Planned Arrangement With travelbyus.com ltd.

First Step with Trans Atlantic Strategic Partnership with Travel24.com Completed
                      With Cash Injection of US$8 million


White Rock, B.C. June 29, 2000 -- travelbyus.com ltd. (Toronto Stock Exchange - TBU; Frankfurt Stock Exchange - TVB) announced today that Aviation Group, Inc. (Nasdaq: AVGP; Boston Stock Exchange: AVG) has filed a registration statement with the Securities and Exchange Commission relating to their previously announced business combination. When the registration statement becomes effective, both Companies will call shareholders meetings to vote upon the transaction.

travelbyus.com and Aviation Group also announced today that on June 16, 2000, travelbyus.com and Travel24.com AG (Frankfurt Neuer Market: TVD) executed agreements relating to their previously announced intent to exchange cash and shares in a cross-shareholding arrangement.

Under the terms of the two-part Travel24.com deal, travelbyus.com agreed to issue 2,000,000 of its common shares at a per share price of U.S.$2.50 for a total of U.S.$5,000,000, and a two-year convertible debenture for US$3,000,000 with the conversion price set at U.S.$3.00 per share. The above transaction, totaling U.S. $8,000,000, closed June 28, 2000.

In the second part of the cross-shareholding arrangement, travelbyus.com agreed to exchange 11,800,000 of its common shares at U.S. $2.50 per share in exchange for the issuance of 1,482,594 shares of Travel24.com at an average price of U.S. $19.90 (approximately Euro 22.00) per share. This share swap is subject to certain legal and regulatory conditions, and is expected to be completed no later than September 30, 2000. On a fully diluted basis, assuming completion today, travelbyus.com would own approximately 13% of Travel24.com. Travel24.com would own approximately 14% of travelbyus.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of any securities in any state or Canadian province in which such offer, solicitation or sale would be unlawful prior to registration or qualification under applicable securities laws. Prospective investors are urged to read the joint proxy statement/prospectus and registration statement filed with the Securities and Exchange Commission by Aviation Group in connection with its proposed arrangement with travelbyus.com. These documents are available for free at the Securities and Exchange Commission's EDGAR website at www.sec.gov and may be obtained for free from Aviation Group upon request.

Except for the historical information contained herein, this press release contains statements that constitute forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that may cause or contribute to such differences include, among other things, the ability to close the proposed transaction disclosed above, dependence on certain vendors, changes in the travel industry, seasonability of business, risk of future losses from operations, regulation and development of the Internet, brand identification of travelbyus.com's business, declines in travel commission rates, technological changes, the ability to sell or merge all or a portion of Aviation Group's businesses, environmental regulation and increased competition in the on-line travel services industry. Other risks and uncertainties include changes in business conditions and the economy in general, changes in governmental regulations, unforeseen liquidation and other risk factors identified in public filings by Aviation Group or travelbyus.com under "Risk Factors." Aviation Group does not undertake any obligation to update these forward-looking statements for revisions or changes after the date of this press release.



Contacts:


Travelbyus.com ltd.           Peter Rooney
                              Telephone:  (905) 475-5111
                              Email:  prooney@travelbyus.com
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Aviation Group Inc.           Lee Sanders, Chairman
                              Telephone:  (214) 922-8100 Ext 1100
                              Email:  lsanders@aviationgroup.com
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Press                         Barry S. Kaplan
                              Telephone:  (732) 747-0702
                              Email:  smallkap@aol.com
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                              Ursula Fessele
                              Value Relations IR Services
                              Telephone:  +49 6196 8 80 02 18
                              Email:  info@vrir.de
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